Filed by: Texas Capital Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Texas Capital Bancshares, Inc. (Commission File No.: 001-34657)
Date: December 9, 2019

On December 9, 2019, the following communication was made available by Texas Capital Bancshares, Inc. on LinkedIn here:

Our merger of equals with Independent Financial is an exciting milestone and the next logical step in the continued successful transformation of our company. We are confident that executing this transaction to create the premier, Texas-based super regional bank is the right strategy for our team, our company, our clients, our communities and our shareholders. We have found the ideal partner in Independent Financial given our shared core values and strong commitment to fostering talent and delivering a premier client experience. With our combined scale, a deeply experienced and talented team with similar cultures and focus on superior operational execution, we believe that together we are well positioned to generate enhanced value for both companies’ shareholders. Learn more here: https://bddy.me/2Yu1fLQ.
Link: https://www.linkedin.com/posts/texas-capital-bank_our-merger-of-equals-with-independent-financial-activity-6609879268098916352-hxKy

On December 9, 2019, the following communication was made available by Texas Capital Bancshares, Inc. on Facebook here:

Our merger of equals with Independent Financial is an exciting milestone and the next logical step in the continued successful transformation of our company. We are confident that executing this transaction to create the premier, Texas-based super regional bank is the right strategy for our team, our company, our clients, our communities and our shareholders. We have found the ideal partner in Independent Financial given our shared core values and strong commitment to fostering talent and delivering a premier client experience. With our combined scale, a deeply experienced and talented team with similar cultures and focus on superior operational execution, we believe that together we are well positioned to generate enhanced value for both companies’ shareholders. Learn more here: https://bddy.me/346FMtm.

Link: https://www.facebook.com/553774361444447/posts/1632127600275779?d=n&substory_index=0&sfns=mo

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of Independent Bank Group, Inc. (“IBTX”) and Texas Capital Bancshares, Inc. (“TCBI”). Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on IBTX’s and TCBI’s current expectations and assumptions regarding IBTX’s and TCBI’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect IBTX’s or TCBI’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBTX and TCBI, the outcome of any legal proceedings that may be instituted against IBTX or TCBI, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBTX and TCBI do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of IBTX and TCBI successfully, and the dilution caused by IBTX’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of IBTX and TCBI disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding IBTX, TCBI and factors which could affect the forward-looking statements contained herein can be found in IBTX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the Securities and Exchange Commission (“SEC”), and in TCBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, IBTX will file with the SEC a registration statement on Form S-4 to register the shares of IBTX’s capital stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of IBTX and TCBI seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT IBTX, TCBI AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from IBTX at its website, www.ibtx.com, or from TCBI at its website, www.texascapitalbank.com. Documents filed with the SEC by IBTX will be available free of charge by accessing the Investor Relations page of IBTX’s website at www.ibtx.com or, alternatively, by directing a request by telephone or mail to Independent Bank Group, Inc., 7777 Henneman Way, McKinney, Texas 75070, (972) 562-9004, and documents filed with the SEC by TCBI will be available free of charge by accessing TCBI’s website at www.texascapitalbank.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Texas Capital Bancshares, Inc., 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, (214) 932-6600.

Participants in the Solicitation

IBTX, TCBI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IBTX and TCBI in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about IBTX, and its directors and executive officers, may be found in IBTX’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on April 23, 2019, and other documents filed by IBTX with the SEC. Additional information about TCBI, and its directors and executive officers, may be found in TCBI’s definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 7, 2019, and other documents filed by TCBI with the SEC. These documents can be obtained free of charge from the sources described above.